

September 6, 2012

Via Facsimile
Mr. Brian K. Miller
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225

> **Re:** **Tyler Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-10485**

Dear Mr. Miller:

We have reviewed your letter dated August 6, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 24, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

Subscription-Based Services, page F-9

1.   We note your response to prior comment 3 indicates that you have established vendor-specific objective evidence (VSOE) of fair value for professional services related to ASP and other hosting arrangements based upon the prices you charge when those services are sold separately. Please describe, in detail, your methodology for establishing VSOE of

fair value for your professional services including the volume and range of standalone sales used to establish VSOE of fair value and your accounting treatment for outliers.

2.   Similarly, we note on page F-8 that you establish VSOE of fair value for your software services based upon separate selling price and you establish VSOE of fair value for PCS using renewal rates. Please describe, in detail, your methodology for establishing VSOE of fair value for your software services including the volume and range of standalone sales used to establish VSOE of fair value and your accounting treatment for outliers. Further, with respect to VSOE of fair value for PCS, provide the range of renewal rates and tell us the percentage of your customers that actually renew at such rates.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief